PROGEN
                                                              INDUSTRIES LIMITED


                                                              ABN 82 010 975 612

                                                           MEETING DOCUMENTATION

                                                       NOTICE OF GENERAL MEETING


                                                AT 10.00AM FRIDAY, 16 MARCH 2007

                                                                    TERRACE ROOM

                                                         INDOOROOPILLY GOLF CLUB

                                                                     MEIERS ROAD

                                                          INDOOROOPILLY QLD 4068

                                                                          PROGEN
                                                              INDUSTRIES LIMITED

CHAIRMAN'S  LETTER

Dear Shareholder

I am pleased to invite you to a general meeting of Progen Industries Limited (PROGEN). This is to be held on Friday, 16 March 2007, at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD, 4068.

In December 2006 we reported positive preliminary results from the Phase II trial of PI-88 in post-resection liver cancer. It was pleasing to see that those results were positively received by the market and that this appears to have been reflected in the Company's share price. The quality of those results combined with the level of investor interest has given us the confidence to proceed to the Phase III development of PI-88 in post-resection liver cancer.

At the meeting, our Managing Director Justus Homburg and I will take the opportunity to update shareholders on progress being made with respect to the Phase III development plans for PI-88 including anticipated key milestones during 2007.

CAPITAL  RAISING

As you will be aware the Company raised A$20 million in late December 2006 via a private placement of approximately 3.69 million Shares. This placement was underwritten by eG Capital Pty Ltd. At the time of announcing this private placement the Company commenced a Share Purchase Plan to Australian and New Zealand registered shareholders. The take-up was particularly strong with about 40% of eligible shareholders accepting the offer. The funds raised by the Company from these two fundraisings totalled approximately A$25.5 million and will be used to fund time critical expenditures associated with the planned Phase III trial of PI-88 in post-resection liver cancer.

MEDIGEN  ALLIANCE

On 16 January 2007 we announced we had agreed terms with Medigen to conclude the Agreement of Strategic Alliance. This removes the 15% royalty obligation we had to Medigen meaning Progen now retains a much larger portion of PI-88's proceeds of commercialisation which significantly increases the value of PI-88 to the Company as it completes the final stages of clinical development.

In return for Medigen agreeing to end the Strategic Alliance and to compensate Medigen for its contribution to the development of PI-88 we agreed to make certain payments to them including the issue of 500,000 shares on execution of the agreement and issue up to a further 732,600 shares and 1 million options.

As the Board is considering a further capital raising to adequately fund the Phase III trial of PI-88 in post-resection liver cancer we are seeking shareholder ratification of the above equity issues in order to refresh the limit on the number of equity securities the Company is able to issue in any 12 month period.

For further information on these developments please visit our website at www.progen.com.au.

Your Board is also requesting approval for the issuance of performance based options to each of the Directors of Progen. The Board considers it absolutely essential to have an incentive scheme in place at such a critical stage of the Company's development. The structure of these performance options are such that they have a three year vesting period which coincides with the indicative time for completion of the Phase III trial of PI-88.

Your Board is very excited about the future of Progen and is unanimous in its confidence in Progen and in particular the development of PI-88.

The General Meeting will commence at 10am but you will be able to register your attendance from 9.30am.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form in the enclosed reply paid envelope.

I  look  forward  to  seeing  you  at  the  General  Meeting.

Yours sincerely

/s/ Stephen Chang

Stephen Chang
CHAIRMAN

30 January 2007

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

'A$'  means  Australian  dollars;

'ASSOCIATES' has the meaning given to it by sections 10 to 17 of the Corporations Act;

'ASX'  means  the  Australian  Stock  Exchange  Limited  ABN  98  008  624  691;

'BOARD'  means  the  board  of  directors  of  Progen;

'BUSINESS DAY' means a day that is not a Saturday, Sunday or public holiday and on which banks are open for business generally in Australia;

'CORPORATIONS  ACT'  means  the  Corporations  Act  2001  (Cth);

'DIRECTOR'  means  a  director  of  Progen;

'EXPLANATORY MEMORANDUM' means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of General Meeting;

'FINAL HCC PR88204 STAGE I DATA' means final Validated Data from the results of the HCC PR88204 Trial stage I undertaken by or on behalf of Medigen in accordance with the protocols agreed under the Agreement for Strategic Alliance between Progen and Medigen;

'GENERAL MEETING' means the proposed meeting of all Shareholders at 10.00am on Friday, 16 March 2007 at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 to consider and if thought fit, pass the resolutions set out in the Notice of General Meeting;

'HCC PHASE II TRIAL STUDY REPORT' means the final study report prepared on the basis of the Final HCC PR88204 Stage I Data;

'LISTING  RULES'  means  the  Listing  Rules  of  ASX;

'MEDIGEN' means Medigen Biotechnology Corporation, a company incorporated in Taiwan;

'MEETING  DOCUMENTATION'  means:
-    the letter  from  the  Chairman  to  Shareholders  dated  30  January 2007;
-    the Explanatory  Memorandum;
-    the Notice  of  General  Meeting;  and
-    the proxy  form  for  the  General  Meeting;

'NOTICE OF GENERAL MEETING' means the notice dated 30 January 2007 which is enclosed in the Meeting Documentation;

'OPTION'  means  an  option  over one fully paid Share in the capital of Progen;

'OPTIONHOLDER'  means  a  holder  of  options;

'PERFORMANCE OPTIONS' means Options that vest to the Optionholder upon specified performance criteria being met;

'PROGEN'  or  'COMPANY'  means  Progen  Industries  Limited  ABN 82 010 975 612;

'SHARE'  means  a  fully  paid  ordinary  share issued in the capital of Progen;

'SHAREHOLDER'  means  a  holder  of  Shares.

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Progen Industries Limited will be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Friday, 16 March 2007 at 10.00 am.

AGENDA

CHAIRMAN'S ADDRESS AND PRESENTATION BY MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

ORDINARY  RESOLUTIONS

1    APPROVAL  OF  PREVIOUS  ISSUE  OF  SHARES  -  PRIVATE  PLACEMENT

     To consider and if thought fit, to pass the following ordinary resolution:

     "That for the purposes of Listing Rule 7.1, 7.4 and all other purposes, Shareholders ratify and approve the issue and allotment of 3,690,037 Shares to institutional and sophisticated investors (as set out in the Explanatory Memorandum) at A$5.42 per share on 20 December 2006."

2    RATIFICATION  AND  APPROVAL  OF  PREVIOUS  ISSUE  OF  SHARES  TO  MEDIGEN

     To consider and if thought fit, to pass the following ordinary resolution:

     "That for the purposes of Listing Rule 7.1, 7.4 and all other purposes, Shareholders ratify and approve the issue and allotment of 500,000 Shares to Medigen on 16 January 2007 as set out in the Explanatory Memorandum."

3    APPROVAL  OF  A  PROPOSED  ISSUE  OF  SHARES  AND  OPTIONS  TO  MEDIGEN

     To  consider and if thought fit, to pass the following ordinary resolution:

     "That for the purposes of Listing Rule 7.1 and, if relevant, 7.4, and all other purposes, Shareholders approve the issue and allotment of up to 732,600 Shares and 1,000,000 Options to Medigen as set out in the Explanatory Memorandum."

4    APPROVAL  OF  ISSUE  OF  PERFORMANCE  OPTIONS  TO  MR  JUSTUS  HOMBURG

     To consider and if thought fit, to pass the following ordinary resolution:

     "That,  in  accordance  with  section  208  of  the  Corporations  Act 2001
     (Cth) and the ASX Listing Rule 10.14, Shareholders approve the issue of 150,000 Performance Options to Mr Justus Homburg on the terms set out in the Explanatory Memorandum."

5    APPROVAL  OF  ISSUE  OF  PERFORMANCE  OPTIONS  TO  MR  STEPHEN  CHANG

     To consider and if thought fit, to pass the following ordinary resolution:

     "That,  in  accordance  with  section  208  of  the  Corporations  Act 2001
     (Cth) and the ASX Listing Rule 10.14, Shareholders approve the issue of 250,000 Performance Options to Mr Stephen Chang on the terms set out in the Explanatory Memorandum."

6    APPROVAL  OF  ISSUE  OF  PERFORMANCE  OPTIONS  TO  PROF  JOHN  ZALCBERG

     To consider and if thought fit, to pass the following ordinary resolution:

     "That,  in  accordance  with  section  208  of  the  Corporations  Act 2001
     (Cth) and the ASX Listing Rule 10.14, Shareholders approve the issue of 200,000 Performance Options to Prof John Zalcberg on the terms set out in the Explanatory Memorandum."

7    APPROVAL  OF  ISSUE  OF  PERFORMANCE  OPTIONS  TO  DR  MAL  EUTICK

     To consider and if thought fit, to pass the following ordinary resolution:

     "That,  in  accordance  with  section  208  of  the  Corporations  Act 2001
     (Cth) and the ASX Listing Rule 10.14, Shareholders approve the issue of 200,000 Performance Options to Dr Mal Eutick on the terms set out in the Explanatory Memorandum."

8    APPROVAL  OF  ISSUE  OF  PERFORMANCE  OPTIONS  TO  MR  PATRICK  BURNS

     To consider and if thought fit, to pass the following ordinary resolution:

     "That,  in  accordance  with  section  208  of  the  Corporations  Act 2001
     (Cth) and the ASX Listing Rule 10.14, Shareholders approve the issue of 200,000 Performance Options to Mr Patrick Burns on the terms set out in the Explanatory Memorandum."

9    APPROVAL  OF  THE  PROGEN  DIRECTORS  AND  EMPLOYEES  OPTION INCENTIVE PLAN

     To consider and, if thought fit, pass the following ordinary resolution:

     "That  for  the  purposes  of  Exception 9(b) contained within Listing Rule
     7.2 of the Australian Stock Exchange Listing Rules, issues of options under the Progen Directors and Employees Option Incentive Plan, the terms of which are set out in the attached Explanatory Statement, are hereby approved as an exception to Listing Rules 7.1 and 7.2."

SPECIAL  RESOLUTION

10   CHANGE  OF  NAME

     To consider and if thought fit, to pass the following special resolution:

     "That pursuant to section 157 of the Corporations Act 2001, the name of the Company be changed to Progen Pharmaceuticals Limited."


BY  ORDER  OF  THE  BOARD

/s/ Linton Burns

---------------------------
Linton  Burns
COMPANY  SECRETARY

30  January  2007

GENERAL

VOTING INSTRUCTIONS

VOTING AT THE MEETING

1. If you are able to attend the meeting, on a show of hands each Shareholder present may cast one vote. 'Shareholder present' includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.   On a poll,  Shareholders  have  one  vote  for every fully paid Share held.

3. Progen has determined that for the purposes of voting at the meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 7pm Brisbane time on 14 March 2007.

APPOINTMENT OF PROXY (SECTION 249L(D))

4. If you are a Shareholder, and you are unable to attend and vote at the meeting, and wish to appoint a proxy, please complete and return the enclosed proxy form. A proxy need not be a Shareholder of Progen.

5. The attached proxy form must be completed and lodged in accordance with the instructions on the back of the form.

VOTING EXCLUSION STATEMENT

Progen  will  disregard  any  vote  cast  on:

(a) Resolution 1 by the persons listed in section 1.2 of the Explanatory Statement who participated in the placement or their associates;

(b)     Resolutions  2  and  3  by  Medigen  or  its  associates;  and

(c) Resolutions 4,5,6,7,8 and 9 by each director named in these resolutions or any of his associates;

unless the vote is cast by such person as proxy for another person who is entitled to vote and the vote is cast in accordance with the directions on the proxy form, or the vote is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY  STATEMENT

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of General Meeting of Progen Industries Limited ABN 82 010 975 612 (the "Company") to be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD, 4068 on Friday, 16 March 2007 at 10.00am.

1 RESOLUTION 1 - RATIFICATION AND APPROVAL OF PREVIOUS ALLOTMENT AND ISSUE OF SHARES

1.1  Overview

In late December 2006 the Company raised A$20.0 million through an underwritten private placement of 3,690,037 Shares to institutional and sophisticated investors to partially fund a Phase III trial in post-resection liver cancer.

These funds will be used to fund time critical aspects of the Phase III trial of PI-88 including engaging an international contract research organisation, expanding our clinical development team, manufacturing Phase III material, activating our Phase III clinical advisory team, submitting Phase III trial protocols for regulatory approvals and recruiting trial sites.

1.2  Regulatory  requirements

ASX Listing Rule 7.1 provides that without approval of the Shareholders, the Company must not issue or agree to issue more equity securities if such issue, if aggregated with the securities issued by the Company during the previous 12 months, would be such an amount that would exceed 15% of the issued shares at the commencement of the 12 month period (subject to certain exemptions not relevant to the Company's present circumstances).

The allotment and issue of Shares detailed in Resolution 1 did not exceed the 15% threshold. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purposes of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit.

Under Resolution 1, the Company seeks the ratification by the Shareholders of the issue and allotment of the Shares issued and allotted to the subscribers detailed in Resolution 1, so as to 'refresh' the effect of Listing Rules 7.1 on any further issues of securities in the next 12 months.

In compliance with the information requirements of Listing Rule 7.5, members are advised of the following particulars in relation to the allotment and issue of Shares.

THE NUMBER OF SECURITIES ALLOTTED: 3,690,037 Shares.

THE PRICE AT WHICH THE SECURITIES WERE ISSUED: A$5.42 per Share.

THE TERMS OF SHARES ISSUED: Shares rank equally in all respects with the existing ordinary Shares on issue.

DATE OF ISSUE: 22 December 2006.

THE NAMES OF ALLOTTEES:

------------------------------------------------------
NAME                           NUMBER OF SHARES ISSUED
-----------------------------  -----------------------
AMP                                            540,000
-----------------------------  -----------------------
Challenger Financial Services                  405,000
-----------------------------  -----------------------
Clive                                           34,500
-----------------------------  -----------------------
Eclectic                                       202,000
-----------------------------  -----------------------
eG Capital                                     365,337
-----------------------------  -----------------------
First Cape Management                          137,000
-----------------------------  -----------------------
Orion                                           16,200
-----------------------------  -----------------------
Portfolio Partners                           1,070,000
-----------------------------  -----------------------
Quest                                          750,000
-----------------------------  -----------------------
Manifest                                       170,000
-----------------------------  -----------------------
TOTAL                                        3,690,037
------------------------------------------------------

THE INTENDED USE OF THE FUNDS RAISED: The funds will be used to progress PI-88 to a Phase III trial in post-resection liver cancer, including those expenditures discussed in section 1.1.

1.3  Directors'  recommendation

All  Directors  recommend  that  shareholders vote in favour of this resolution.

2    RESOLUTION  2  -  APPROVAL  OF  PREVIOUS  ISSUE  OF  SHARES  TO  MEDIGEN

2.1  Overview

On 16 January 2007 the Company announced that it had agreed terms with Medigen to conclude the Agreement for Strategic Alliance ("Strategic Alliance") between the two companies.

Under the terms of the Strategic Alliance Medigen were required to undertake and complete certain clinical trials of PI-88. On completion of these PI-88 clinical trials, Medigen was entitled to a 15% royalty on PI-88 proceeds of commercialisation received by Progen.

The removal of the 15% royalty obligation to Medigen means Progen now retains a much larger portion of PI-88's proceeds of commercialisation which significantly increases the value of PI-88 to the Company as it completes the final stages of clinical development.

Both parties agreed to end the Strategic Alliance to allow Progen to develop and commercialise PI-88 as rapidly as possible and with maximum flexibility.

Key  terms  agreed  to  conclude  the  Strategic  Alliance  are:

- Medigen has no further obligations to conduct additional clinical trials of PI-88 following the completion of the current Phase II HCC trial; and

- Medigen foregoes its right to earn a 15% royalty on PI-88 proceeds of commercialisation received by Progen.

In consideration for Medigen agreeing to end the Strategic Alliance and to compensate Medigen for its contribution to the development of PI-88, Progen has agreed to:

-    Return  to  Medigen  the  19.9%  equity  it  holds  in  Medigen;

- Issue 500,000 Progen ordinary shares to Medigen on execution of the agreement. Medigen are not able to sell these shares until they complete a clinical milestone in relation to the current PI-88 Phase II HCC Trial;

-    Pay Medigen  A$300,000  on  execution  of  the  agreement;

- Issue a further 732,600 Shares and pay A$2M in cash or Shares, at Progen's discretion, to Medigen on Medigen completing two clinical milestones in relation to the current PI-88 Phase II HCC Trial;

- Pay Medigen up to A$4M on PI-88 achieving specified clinical and commercial milestones; and

- Issue 1,000,000 Options to Medigen upon Medigen providing to Progen the HCC Phase II Trial Study Report. These Options have an exercise price calculated on the 60 business day average closing Progen Share price at the time the study report is provided to Progen, and have a two year term.

2.2  Regulatory  approval

ASX Listing Rule 7.1 provides that without approval of the Shareholders, the Company must not issue or agree to issue more equity securities if such issue, if aggregated with the securities issued by the Company during the previous 12 months, would be such an amount that would exceed 15% of the issued shares at the commencement of the 12 month period (subject to certain exemptions not relevant to the Company's present circumstances).

The allotment and issue of the 500,000 Shares detailed in Resolution 2 did not exceed the 15% threshold. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue will be treated as having been made with approval for the purposes of Listing Rule 7.1, thereby replenishing that company's 15% capacity and enabling it to issue further securities up to that limit.

Under Resolution 2, the Company seeks the ratification by the Shareholders of the previous issue and allotment of the 500,000 Shares issued and allotted to Medigen so as to 'refresh' the effect of Listing Rules 7.1 on any further issues of securities in the next 12 months.

In compliance with the information requirements of Listing Rule 7.5, members are advised of the following particulars in relation to the allotment and issue of Shares.

THE  NUMBER  OF  SECURITIES  PREVIOUSLY  ALLOTTED:  500,000  Shares.

THE PRICE AT WHICH THE SECURITIES WERE ISSUED: These Shares were issued in consideration for Medigen executing an agreement to terminate the Agreement for Strategic Alliance between the two parties. The Company's closing share price on the date of issue was A$5.88.

THE TERMS OF SHARES ISSUED: Shares rank equally in all respects with the existing ordinary Shares on issue.

DATE  OF  ISSUE:  16  January  2007.

THE  NAMES  OF  ALLOTTEES:  Medigen.

THE USE OF THE FUNDS RAISED: No funds were raised from this issue. The Shares were issued as part compensation for Medigen agreeing to terminate the Agreement for Strategic Alliance, therefore removing the potential 15% royalty obligation Progen had to Medigen and to compensate Medigen for their contribution to the development of PI-88.

2.3  Directors'  recommendation

All  Directors  recommend  that  shareholders vote in favour of this resolution.

3     RESOLUTION  3  -  APPROVAL  OF THE PROPOSED ISSUE OF SHARES AND OPTIONS TO
MEDIGEN

3.1  Overview

Please  refer  to  the  overview  above  at  section  2.1.

3.2  Regulatory  approval

ASX Listing Rule 7.1 provides that without approval of the Shareholders, the Company must not issue or agree to issue more equity securities if such issue, if aggregated with the securities issued by the Company during the previous 12 months, would be such an amount that would exceed 15% of the issued shares at the commencement of the 12 month period (subject to certain exemptions not relevant to the Company's present circumstances).

Under Resolution 3, the Company seeks the approval for the issue of up to 732,600 Shares and 1,000,000 Options to Medigen so that it does not affect the Company's ability to issue securities under the limitations in Listing Rule 7.1 in the next 12 months.

If shareholders do not approve this resolution the allotment and issue of these Shares and Options may proceed as the number of securities will not exceed the 15% threshold. However, Listing Rule 7.1 provides that where a company approves an issue of securities, the issue will not diminish company's 15% capacity, enabling it to issue further securities up to that limit.

If certain conditions are met, the Shares may be issued before the General Meeting. In that case, approval is sought under Listing Rule 7.4 so that the issue will be treated as having been made with approval for the purposes of Listing Rule 7.1, thereby replenishing the Company's 15% capacity and enabling it to issue further securities up to that limit.

In compliance with the information requirements of Listing Rule 7.3, members are advised of the following particulars in relation to the allotment and issue of Shares.

THE MAXIMUM NUMBER OF SECURITIES TO BE ALLOTTED: 732,600 Shares and 1,000,000 Options

THE DATE BY WHICH THE SECURITIES WILL BE ISSUED AND ALLOTTED: The Shares will be issued within 10 business days of the relevant clinical milestones being achieved. If the milestones are achieved before the meeting, then the Shares may be issued before the meeting.

The Options must be issued within 10 business days after Medigen provides to Progen the HCC Phase II Trial Study Report.

In the event these Shares and Options are not issued within 3 months after the date of the General Meeting they will be issued within the 15% restriction permitted by Listing Rule 7.1.

THE PRICE AT WHICH THE SECURITIES ARE TO BE ISSUED: These Shares and Options will be issued upon Medigen completing specified clinical milestones in relation to the current PI-88 Phase II HCC Trial and as part compensation for them agreeing to execute an agreement to terminate the Agreement for Strategic Alliance between the two parties. The issue price for these shares will be taken to be the market price of the Company's shares on the date that the relevant clinical milestones are achieved. The Options will be issued free of charge.

THE TERMS OF SHARES TO BE ISSUED: Shares rank equally in all respects with the existing ordinary Shares on issue

THE  TERMS  OF  THE  OPTIONS  TO  BE  ISSUED:

          o Exercise rights. Each Option will entitle the holder to subscribe for one Share.

          o Exercise price. Calculated on the 60 business day average closing Progen Share price at the time the Final Study Report is provided to Progen.

          o Exercise period. Medigen may elect to exercise all or part of their Option holdings at any time prior to 5.00pm Sydney time on the second anniversary of the date of issue.

          o Issue of Shares. Upon exercise of Options, the Company will, issue the relevant number of Shares and promptly apply for quotation of the Shares on the ASX. The Shares issued will, subject to the constitution of the Company, rank in all respects equally with the existing Shares at the date of issue.

          o New issues. If the Company makes a pro-rata issue, the exercise price of each Option will be reduced with the new exercise price of each Option to be calculated in accordance with the formula in Listing Rule 6.22.2. No change will be made to the number of Shares to which the Optionholder is entitled.

          o Bonus issues. If the Company makes a bonus issue, the number of Shares issued on exercise of each Option will be increased by the number of bonus Shares that the Optionholder would have received if the Options had been exercised prior to the record date for the bonus issue. No change will be made to the exercise price.

          o Re-organisation of Capital. If there is a re-organisation (including consolidation, sub-division, reduction or return) of the share capital of the Company, the rights of the Optionholder in respect of any unexercised Options will only be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation. The remaining rights of the holders will remain unchanged.

THE  NAMES  OF  ALLOTTEES:  Medigen.

THE USE OF THE FUNDS RAISED: The Shares and Options are to be issued as part compensation for Medigen agreeing to terminate the Agreement for Strategic Alliance, therefore removing the potential 15% royalty obligation Progen had to Medigen and to compensate Medigen for their contribution to the development of PI-88. Upon exercising the Options Medigen will pay the exercise price, proceeds received by Progen will be used for our working capital requirements, including drug development.

3.3  Directors'  recommendation

All  Directors  recommend  that  shareholders vote in favour of this resolution.

4     RESOLUTIONS  4,  5, 6, 7 AND 8 - ISSUE OF PERFORMANCE OPTIONS TO MR JUSTUS
HOMBURG,  MR  STEPHEN  CHANG,  PROF  JOHN ZALCBERG, DR MAL EUTICK AND MR PATRICK
BURNS

4.1  Overview

The Company proposes to issue Performance Options to the Directors as part of the Company's long-term incentive plan. The number of Performance Options proposed to be issued to each Director is:

-    Mr Justus  Homburg,  CEO  and  Managing  Director  -  150,000

-    Mr Stephen  Chang,  Executive  Chairman  -  250,000

-    Prof John  Zalcberg,  Non-executive  Director  -  200,000

-    Dr Mal  Eutick,  Non-executive  Director  -  200,000

-    Mr Patrick  Burns,  Non-executive  Director  -  200,000.

The Board has introduced a performance based option incentive scheme that aligns the remuneration of Directors and management to shareholder returns. The structure of the performance based option incentive scheme has been designed so as to incentivise Directors and management over a three year period commencing 1 January 2007, a period which the Directors believe will be critical in the development of the Company given the current status of development of the PI-88.

Non-executive Directors have been included within the performance based option incentive scheme as they continue to play an active role in the development of the Company. In addition, the current size of Progen's Board is relatively small with each non-executive director committing a significant amount of time in directing and overseeing the Company's affairs and increasingly so with the continually changing regulatory environment in both the United States and Australia where the Company's Shares are listed.

The Board considers the issuance of Options to Non-executive Directors an effective means of remuneration, and an efficient use of the Company's finite cash reserves.

Mr Justus Homburg offered to take his short-term cash incentive for the 2006 calendar year in the form of 150,000 Performance Options on the same terms as all other Directors and Senior Management.

Similar grants of Performance Options, which are not subject to Shareholder approval, will also be made to senior management including Dr Anand Gautam, Vice President Research, Ms Sarah Meibusch, Vice President, Business Development, and Mr Linton Burns, Chief Financial Officer and Company Secretary.

4.2  Option  terms

Subject to Shareholder approval these options will be issued under the terms of the Company's Directors' and Employee Option Incentive Plan as approved by Shareholders at the Company's 2004 Annual General Meeting.

          o Vesting schedule. One third of the Options vest each year for three years, the first third to vest on 1 January 2008 subject to the meeting of performance criteria.

          o Performance criteria. The Board has determined the performance criteria to be the Company's Share price performance as compared to the Bioshares Biotechnology Index, a large group of Australian biotechnology companies that excludes the very large companies such as CSL and Cochlear. The number of Options that vest each calendar year will depend upon the ranking of Progen's Share price against the comparator group as shown in the following table:

               --------------------------------------------------------
               RANKING OF PROGEN'S SHARE PRICE  % OF OPTIONS THAT VEST
               -------------------------------  -----------------------
               <50th percentile                                      0%
               -------------------------------  -----------------------
               50th to 75th percentile             50% - 100% pro-rata
               -------------------------------  -----------------------
               >75th percentile                                    100%
               --------------------------------------------------------

               In any particular year any options that do not vest are carried forward to the end of the three year period. The Company's Share price will be compared to the comparator group over the entire three year period. Unvested options will vest in accordance with the above table based on the three year Share price performance.

          o    Exercise  price  for  each  Option  is  A$5.42.

          o    Expiry  date  for  exercising  vested  options  is  31  December
               2011.

          o    Each Option  will  entitle  the  holder  to  acquire  one  Share.

          o Options may not be transferred without the prior written consent of the Company.

Otherwise the options will be issued subject to the terms and conditions set out in the Progen Directors and Employees Option Incentive Plan Rules approved by shareholders on 30 November 2004. A copy of the Rules are available on the Company's website www.progen.com.au and are summarised as follows:
                    -----------------

          o All full time and permanent part time employees and executive and non-executive directors are eligible to participate in the Plan.

          o Options may be exercised by delivery to the Company of a notice signed by the Holder specifying the number of Options exercised together with payment to the Company. Options that are not exercised by the expiry date will lapse.

          o The Holder may only participate in new issues of Shares if the Holder exercises an Option and becomes the holder of Shares on or prior to the record date for the new issue of Shares.

          o If the Company makes a pro rata issue, the exercise price of each Option will be reduced with the new exercise price of each Option to be calculated in accordance with the formula in Listing Rule 6.22.2. No change will be made to the number of Shares to which the Holder is entitled.

          o If the Company makes a bonus issue, the number of Shares issued on exercise of each Option will be increased by the number of bonus Shares that the Holder would have received if the Option had been exercised prior to the record date for the bonus issue. No change will be made to the exercise price.

          o If there is a reorganisation (including consolidation, sub-division, reduction or return) of the share capital of the Company, the rights of the Holder in respect of any unexercised Options will only be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation. The remaining rights of the Holder will remain unchanged.

          o If there is a takeover bid for the Company (as defined under the Corporations Act) and a majority of Board of the Company has recommended acceptance of the bid, the Company will use its best endeavours to issue to the Holder the number of Shares in respect of which Options have been validly exercised. If the Shares cease to be quoted by ASX because of any takeover bid, all unexercised Options will lapse on the date that the Shares cease to be quoted.

          o If notice is given of a proposed resolution for voluntary winding up the Company, the Holder may exercise his Options during the period beginning at the time the notice is given and ending at the time a resolution for voluntary winding up is passed.

          o If the Holder's office ceases due to resignation, all Options granted up to the date of cessation of office may be exercised during the three month period following that date of cessation, after which all those Options will lapse unless the Board determines otherwise.

          o If the Holder's office ceases due to retirement after the age of 55, redundancy or permanent disability, all Options granted up to the date of cessation of office may be exercised during the six month period following that date of cessation, after which all those Options will lapse unless the Board determines otherwise.

          o If the Holder's office ceases due to death, all Options granted up to the date of death may be exercised by the Holder's executor or personal representative during the 12 month period following the date of death, after which all those Options will lapse unless the Board determines otherwise.

          o If the Holder's office ceases due to any other reason all Options granted to the Holder may be exercised during the three month period following the date of cessation, after which all those Options will lapse, unless the Board determines otherwise.

4.3  Regulatory  approval

Section 208 of the Corporations Act has the effect that, subject to certain exceptions, a financial benefit must not be given to a 'related party' without Shareholder approval. Mr Justus Homburg, Mr Stephen Chang, Prof John Zalcberg, Dr Mal Eutick and Mr Patrick Burns, being Directors of the Company, are deemed 'related party's' under section 228 of the Corporations Act and the issue of options is a 'financial benefit' under section 229 of the Corporations Act. Specific information must be provided to shareholders in accordance with section 219 of the Corporations Act and this is set out below.

ASX Listing Rule 10.14 requires the approval of holders of ordinary securities before securities can be issued to a director under an employee incentive plan. Specific information must be provided to Shareholders in accordance with ASX Listing Rule 10.15 and this is set out below.

The nature of the financial benefit to be given to each Director is the grant of Options as follows:

Justus  Homburg,  CEO  and  Managing  Director.

          o Up to 50,000 Options vesting on 1 January 2008 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Up to 50,000 Options vesting on 1 January 2009 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Up to 50,000 Options vesting on 1 January 2010 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Any Options that did not vest on 1 January 2008, 2009 or 2010 vest on 1 January 2010 if over the entire three year period ending 31 December 2009 the Company's Share price met or exceeded the performance criteria set out in the above table.

Stephen  Chang,  Executive  Chairman.

          o Up to 83,333 Options vesting on 1 January 2008 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Up to 83,333 Options vesting on 1 January 2009 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Up to 83,333 Options vesting on 1 January 2010 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Any Options that did not vest on 1 January 2008, 2009 or 2010 vest on 1 January 2010 if over the entire three year period ending 31 December 2009 the Company's Share price met or exceeded the performance criteria set out in the above table.

Each of Prof John Zalcberg, Dr Mal Eutick and Mr Patrick Burns, Non-executive Directors.

          o Up to 66,667 Options vesting on 1 January 2008 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Up to 66,667 Options vesting on 1 January 2009 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Up to 66,667 Options vesting on 1 January 2010 subject to the Company's Share price meeting or exceeding the performance criteria set out in the above table;

          o Any Options that did not vest on 1 January 2008, 2009 or 2010 vest on 1 January 2010 if, over the entire three year period ending 31 December 2009, the Company's Share price met or exceeded the performance criteria set out in the above table.

The total valuation of the financial benefit to be given to each of Mr Justus Homburg, Mr Stephen Chang, Prof John Zalcberg, Dr Mal Eutick and Mr Patrick Burns under this Resolution, as assessed using a binominal option pricing model is as follows:

-----------------------------------------------------------------------------------------
                                                                       TOTAL ASSESSED
                    YEAR ENDING 30   YEAR ENDING 30   YEAR ENDING 30   VALUE OF THE
NAME OF DIRECTOR    JUNE 2008        JUNE 2009        JUNE 2010        FINANCIAL BENEFIT
------------------  ---------------  ---------------  ---------------  ------------------
Mr Justus Homburg   $        80,750  $        83,000  $       213,125  $          376,875
------------------  ---------------  ---------------  ---------------  ------------------
Mr Stephen Chang    $       134,583  $       138,333  $       355,207  $          628,123
------------------  ---------------  ---------------  ---------------  ------------------
Prof John Zalcberg  $       107,667  $       110,667  $       284,167  $          502,501
------------------  ---------------  ---------------  ---------------  ------------------
Dr Mal Eutick       $       107,667  $       110,667  $       284,167  $          502,501
------------------  ---------------  ---------------  ---------------  ------------------
Mr Patrick Burns    $       107,667  $       110,667  $       284,167  $          502,501
-----------------------------------------------------------------------------------------

Key  assumptions  used  for  this  valuation  are  set  out  below.

The following table sets out each of the Directors existing relevant interest in securities of the Company and the total number of Shares that will be held assuming that all Options to be issued under Resolutions 4, 5, 6, 7 and 8 vest and are exercised:

-------------------------------------------------------------------
                    CURRENT SECURITY      ACCUMULATIVE   PERCENTAGE
NAME OF DIRECTOR            HOLDING1  SECURITY HOLDING     HOLDING1
------------------  ----------------  ----------------  -----------
Mr Justus Homburg            555,000           705,000        1.54%
------------------  ----------------  ----------------  -----------
Mr Stephen Chang             736,424           986,424        2.15%
------------------  ----------------  ----------------  -----------
Prof John Zalcberg            15,849           215,849        0.47%
------------------  ----------------  ----------------  -----------
Dr Mal Eutick                 15,000           215,000        0.47%
------------------  ----------------  ----------------  -----------
Mr Patrick Burns                 500           200,500        0.44%
-------------------------------------------------------------------

1 Diluted to take account of the increased issued capital of the Company on the exercise of these Options

Mr  Justus  Homburg's  current  remuneration  as  CEO  and Managing Director is:

          o Base salary of A$305,200 per annum inclusive of superannuation.

          o Short-term incentive per annum dependent on achievement of strategic and operational objectives, as set by the Board, of up to 40% of his base salary.

Mr  Stephen  Chang's  current  remuneration  as  Executive  Chairman  is:

          o Base salary of A$305,200 per annum inclusive of superannuation.

Each of Prof John Zalcberg, Dr Mal Eutick and Mr Patrick Burns current remuneration as Non-executive Directors is:

          o Directors fees of A$60,000 per annum inclusive of superannuation.

No amount will be payable on the grant of an Option and as such, no funds will be raised in relation to this Resolution. Any funds raised from time to time due to the exercise of any options will be used as the Board sees fit.

The Options will be issued as soon as practicable following Shareholder approval, but in any event, not later than 1 month after the date of the General Meeting.

The following options were issued to current directors since the date of the last approval given under Listing Rule 10.14 for nil issue price:

          o    Mr Justus  Homburg  -  500,000.

Other than the information set out in this Explanatory Statement the Company believes there is no other information that would be reasonably required by shareholders in order to decide whether it is in the best interests of the Company to pass Resolution 4, 5, 6, 7 and 8.

KEY  ASSUMPTIONS

The value of options has been calculated in accordance with a bi-nomial option pricing model using the following assumptions which were relevant at 25 January 2007, the day the Board approved the issue of Options subject to Shareholder approval.

----------------------------------------------------------------------------------------------------------------
                                                                               YEAR ENDING
                                                               30 JUNE 2008      30 JUNE 2009       30 JUNE 2010
--------------------------------------------------------  -----------------  ----------------  -----------------
Estimated Share price                                               A$6.75            A$6.75              A$6.75
--------------------------------------------------------  -----------------  ----------------  -----------------
Volatility                                                            41.3%             41.3%              41.3%
--------------------------------------------------------  -----------------  ----------------  -----------------
Dividend yield (estimate)                                              0.0%              0.0%               0.0%
--------------------------------------------------------  -----------------  ----------------  -----------------
Expiry date                                               31 December 2011   31 December 2011  31 December 2011
--------------------------------------------------------  -----------------  ----------------  -----------------
Exercise price                                                      A$5.42            A$5.42             A$5.42
--------------------------------------------------------  -----------------  ----------------  -----------------
Risk free rate (5yr RBA bond rate)                                    6.03%             6.03%              6.03%
--------------------------------------------------------  -----------------  ----------------  -----------------
OPTION VALUE PER OPTION1                                            A$3.23            A$3.32             A$3.41
--------------------------------------------------------  -----------------  ----------------  -----------------

--------------------------------------------------------  -----------------  ----------------  -----------------
Number of vestable options                                         333,334           333,334            333,334
--------------------------------------------------------  -----------------  ----------------  -----------------
% of options assumed to vest2                                         50.0%             50.0%              50.0%
--------------------------------------------------------  -----------------  ----------------  -----------------
Unvested options carried forward                                   166,667           333,334            500,000
--------------------------------------------------------  -----------------  ----------------  -----------------
OPTIONS CARRIED FORWARD THAT VEST AT END OF THREE YEARS                                                 250,000
--------------------------------------------------------  -----------------  ----------------  -----------------
VESTED OPTIONS                                                     166,667           166,667            166,667
--------------------------------------------------------  -----------------  ----------------  -----------------
Employee benefit expense                                         A$538,334         A$553,334         A$1,420,833
----------------------------------------------------------------------------------------------------------------

1 The above Option Value may not necessarily agree to the Share Based Payment Expense that will be booked by the Company in its financial statements as the date for calculating the above assumptions under Australian Accounting Standard AASB 2 is the date shareholders approve the issue, which will be the date of the General Meeting, not the date the Directors approved the issue subject to shareholder approval.

2 The actual number of options that vest is calculated in accordance with the performance criteria described above. We assume for the purposes of this calculation that Progen's share price performs to the 50th percentile.

4.3  Director's  recommendation

Mr Justus Homburg does not wish to make a recommendation in relation to Resolution 4 as he has an interest in the outcome of the Resolution.

Mr Stephen Chang does not wish to make a recommendation in relation to Resolution 5 as he has an interest in the outcome of the Resolution.

Prof John Zalcberg does not wish to make a recommendation in relation to Resolution 6 as he has an interest in the outcome of the Resolution.

Dr Mal Eutick does not wish to make a recommendation in relation to Resolution 7 as he has an interest in the outcome of the Resolution.

Mr Patrick Burns does not wish to make a recommendation in relation to Resolution 8 as he has an interest in the outcome of the Resolution.

All other Directors recommend that shareholders vote in favour of these resolutions.

5     RESOLUTION  9  -  APPROVAL  OF  THE  PROGEN DIRECTORS AND EMPLOYEES OPTION
INCENTIVE  PLAN

5.1  Overview

Issues of options under the Progen Directors and Employees Option Incentive Plan was last approved by shareholders as an exception to Listing Rule 7.1 at the Annual General Meeting of the Company on 30 November 2004. This approval expires on the third anniversary of that Annual General Meeting. The Company is again seeking shareholder approval of issues Options to Directors and employees under the Progen Directors and Employees Option Incentive Scheme as such an exception.

5.2  Regulatory  Requirements

Under the ASX Listing Rules, companies are generally restricted from issuing more than 15% of their issued share capital in any 12 month period without shareholder approval. There are a number of exceptions to this restriction in Listing Rule 7.2, including Exception 9(b), which applies where there is an issue of securities under an employee incentive scheme if, within three years before the date of issue, holders of ordinary securities have approved issues of securities under the scheme as an exception to Listing Rule 7.1.

The Company is again seeking shareholder approval of issues Options to Directors and employees under the Rules as such an exception. The Plan is in the same terms and conditions, except with one amendment in relation to the exercise price of Options.

Currently the Rules provide that the exercise price per Share of any Option shall not be less than the average closing share price as recorded on the ASX in the 5 business days preceding the grant of Options. The Company would like to issue Options to Senior Management with an exercise price of A$5.42, which was the issue price of the Company's Shares in the placement conducted in December 2006 described in Resolution 1, and is the exercise price of the proposed issue of Performance Options to Directors as described in Resolutions 4,5,6,7 and 8.

The current Share price of the Company's Shares is approximately A$6.70. If the share price remains at this level, the Company is prevented from issuing Options at A$5.42 under the current terms of the Plan.

Accordingly, the Company wishes to amend the current terms of the Progen Directors and Employee Option Incentive Plan Rules so that Options may be issued with an exercise price lower than the current stock price.

The Board believes that the Plan is a significant factor in retaining key employees which also encourages staff to perform on the basis that they can share in the growth of the Company they are helping to create. The requested amendment to the Plan Rules allows shares to be issued on a fair and equitable basis to those employees who did not benefit from previous allotments.

The  other  terms  and  conditions  of the Progen Directors and Employees Option
Incentive Plan Rules have been summarised above within the Explanatory Memorandum for Resolutions 4,5,6,7 & 8. A copy of the Rules are available on the Company's website www.progen.com.au.
                    -----------------

Since the last approval on 30 November 2004, the Company has issued 743,000 Options under the current Progen Directors and Employees Option Incentive Plan Rules.

5.3  Directors'  Recommendation

The Board recommends that shareholders vote in favour of this resolution.

6    RESOLUTION  10  -  CHANGE  OF  NAME

6.1  Overview

The Directors are seeking shareholder approval to change the Company's name to Progen Pharmaceuticals Limited. The Directors believe that this proposed name change better reflects the Company's focus on discovery and development of novel cancer therapies. The word "Industries"in our name is a carry over from when the business of Progen was diversified with a Life Sciences distribution business. That business was disposed of in late 2003, following which our business focus is solely on drug discovery, development and commercialisation.

6.2  Regulatory  approval

This resolution is a special resolution and requires the approval of 75% of the votes cast by shareholders.

6.3  Directors'  recommendation

All  Directors  recommend  that  shareholders vote in favour of this resolution.


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